APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Greens Gone Wild, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	560.00
Sales of Product Income	5,499.01
Total Income	**$6,059.01**
Cost of Goods Sold	
Cost of Goods Sold	320.11
Merchant Service Fees	10.11
Shipping	189.86
Total Cost of Goods Sold	**$520.08**
GROSS PROFIT	**$5,538.93**
Expenses	
Advertising & Marketing	764.39
Bank Charges & Fees	525.97
Campaign Funding	90.00
Car & Truck	49.78
Dues & Subscriptions	1,492.74
Filing Fees (deleted)	336.00
Insurance	348.08
Job Supplies	1,407.42
Legal & Professional Services	3,587.50
Library (deleted)	156.37
Loan Interest	419.79
Meals & Entertainment	1,317.12
Office Rent	10.00
Parking	3.25
Promotions	150.00
Refund (deleted)	1.50
Rent & Lease	357.70
Telephone	222.75
Travel and Transportation	114.82
Total Expenses	**$11,355.18**
NET OPERATING INCOME	**$ -5,816.25**
NET INCOME	**$ -5,816.25**

Greens Gone Wild, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking	14.70
Total Bank Accounts	**$14.70**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$14.70**
TOTAL ASSETS	**$14.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan	30,510.00
Loan	4,842.35
Total Other Current Liabilities	**$35,352.35**
Total Current Liabilities	**$35,352.35**
Long-Term Liabilities	
SBA EIDL	2,000.00
Total Long-Term Liabilities	**$2,000.00**
Total Liabilities	**$37,352.35**
Equity	
Opening Balance Equity	12,692.98
Owner's Investment (deleted)	-17,058.53
Retained Earnings	-27,155.85
Net Income	-5,816.25
Total Equity	**$ -37,337.65**
TOTAL LIABILITIES AND EQUITY	**$14.70**

Greens Gone Wild, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,816.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	80.00
Graham Harris Loan	3,000.00
Leland Silver Loan	93.35
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,173.35**
Net cash provided by operating activities	**$ -2,642.90**
FINANCING ACTIVITIES	
SBA EIDL	2,000.00
Owner's Investment (deleted)	434.06
Net cash provided by financing activities	**$2,434.06**
NET CASH INCREASE FOR PERIOD	**$ -208.84**
Cash at beginning of period	223.54
CASH AT END OF PERIOD	**$14.70**

Greens Gone Wild, LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Refunds	-32.95
Sales	39,110.86
Sales of Product Income	5,921.33
Taxable Sales	11,119.69
Total Income	**$56,118.93**
Cost of Goods Sold	
Cost of Goods Sold	16,176.14
Art	2,085.54
Ingredients	12,897.31
Packaging	15,870.87
Stickers	399.88
Total Cost of Goods Sold	**47,429.74**
Inventory Shrinkage	-18.46
Merchant Service Fees	2,514.87
Shipping	3,537.93
Total Cost of Goods Sold	**$53,464.08**
GROSS PROFIT	**$2,654.85**
Expenses	
Advertising & Marketing	2,875.78
Bank Charges & Fees	454.63
Barcode	1,273.94
Business Consulting	16,890.00
Campaign Funding	50.74
Car & Truck	195.74
Depreciation Expense	3,263.21
Dues & Subscriptions	3,175.36
Education	8.87
Insurance	2,411.29
Job Supplies	3,411.52
Legal & Professional Services	2,740.76
Meals & Entertainment	2,254.92
Office Rent	562.01
Parking	3.00
Rent & Lease	79.00
Repairs & Maintenance	528.49
Storage	373.87
Taxes & Licenses	299.32
Telephone	418.00
Travel and Transportation	1,543.81

Greens Gone Wild, LLC

Profit and Loss

January - December 2021

	TOTAL
Website	306.80
Total Expenses	**$43,121.06**
NET OPERATING INCOME	**$ -40,466.21**
Other Expenses	
Charitable Contributions	265.00
Total Other Expenses	**$265.00**
NET OTHER INCOME	**$ -265.00**
NET INCOME	**$ -40,731.21**

Greens Gone Wild, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	1,810.83
Total Bank Accounts	**$1,810.83**
Accounts Receivable	
Accounts Receivable (A/R)	1,088.08
Total Accounts Receivable	**$1,088.08**
Other Current Assets	
Inventory	
Blueberry Coconut	5,831.94
Peanut Butter Banana	4,044.69
Total Inventory	**9,876.63**
Undeposited Funds	0.00
Total Other Current Assets	**$9,876.63**
Total Current Assets	**$12,775.54**
Fixed Assets	
Accumulated Depreciation	-3,263.21
Apple Computer	3,263.21
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$12,775.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Colorado Sales Tax Payable	454.53
Loan	66,500.00
Loan	5,000.00
Total Other Current Liabilities	**$71,954.53**
Total Current Liabilities	**$71,954.53**
Long-Term Liabilities	
Loan Payable	15,500.00
Loan Payable	19,250.00
Loan Payable	13,750.00
Loan Payable	20,000.00
SBA EIDL	2,000.00
Loan Payable	10,000.00
Total Long-Term Liabilities	**$80,500.00**
Total Liabilities	**$152,454.53**

Greens Gone Wild, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Opening Balance Equity	0.00
Owner's Investment (deleted)	-65,975.68
Retained Earnings	-32,972.10
Net Income	-40,731.21
Total Equity	**$ -139,678.99**
TOTAL LIABILITIES AND EQUITY	**$12,775.54**

Greens Gone Wild, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-40,731.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,088.08
Inventory:Blueberry Coconut	-5,831.94
Inventory:Peanut Butter Banana	-4,044.69
Accumulated Depreciation	3,263.21
Colorado Sales Tax Payable	454.53
Graham Harris Loan	35,990.00
Leland Silver Loan	157.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**28,900.68**
Net cash provided by operating activities	**$ -11,830.53**
INVESTING ACTIVITIES	
Apple Computer	-3,263.21
Net cash provided by investing activities	**$ -3,263.21**
FINANCING ACTIVITIES	
Ian Harris Loan Payable	15,500.00
Jim Greig Loan Payable	19,250.00
Kenda Kulhl Loan Payable	13,750.00
Max Sali Loan Payable	20,000.00
Toby Kuhl Loan Payable	10,000.00
Opening Balance Equity	-12,692.98
Owner's Investment (deleted)	-48,917.15
Net cash provided by financing activities	**$16,889.87**
NET CASH INCREASE FOR PERIOD	**$1,796.13**
Cash at beginning of period	14.70
CASH AT END OF PERIOD	**$1,810.83**

I, Laura Harris, certify that:

1. The financial statements of Greens Gone Wild included in this Form are true and complete in all material respects; and
2. The tax return information of Greens Gone Wild included in this Form reflects accurately the information reported on the tax return for Greens Gone Wild for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Laura Harris*

Name: Laura Harris

Title: Founder & CEO